VALCENT PRODUCTS INC.
[Formerly - Nettron.com, Inc.]

THE ATTACHED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of August 25, 2005

Effective March 24, 2004 the Company disposed of its interest in its wholly owned subsidiary Nettron Media Group (“NMG”). At this time the Company has no active business undertaking. The Company has been exploring business opportunities that might allow the Company to re-start commercial operations. The Company’s auditors have expressed doubt about the Company’s ability to continue as a going concern if these revenue and business plans are not achieved.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The acquisitions targeted will provide products and/or services to customers; they should also have the potential to be grown significantly by excellence in marketing.

The company has regularly been behind major trends and as a result missed them.

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Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended March 31
	2005	2004	2003
Net Operating Revenues	$0	0	0
Loss (Income) from operations	$45,694	24,932	(81,637)
Loss (Income) from continued operations	$45,694	25,885	(82,433)
Net (Income) loss per Canadian GAAP	$45,694	23,647	(82,433)
Loss (Income) per share from continued operations	$0.01	0	(0)

Share capital	$2,999,420	2,999,420	2,999,420
Common shares issued (pre-consolidated)	6,435,374	6,435,374	6,435,374
Weighted average shares outstanding	6,435,374	6,435,374	6,447,041
Total Assets	$936	2,059	18,866
Net assets (liabilities)	$(237,950)	(192,256)	(168,609)

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (Cdn$ to U.S.$) period average	$0.7824	0.7393	0.6797

Overview

The company‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their own expense. Accordingly its revenue is insignificant and certainly not material. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

The Company is a development stage company, having first begun revenue-generating activities after the June 30, 1998 acquisition of Bikestar, a bike rental company, and Arizona Outback, an adventure tour company. Effective January 1, 2001 Arizona Outback and Bikestar were sold.

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Subsequent to pursuing the recreational activities, through NMG the Company focused on an interactive dating service called Cupid’s Web which was designed to serve both computer and non-computer users. During the period the Company continued to offer free memberships to Cupid’s Web in an effort to test market the service and as an incentive to build the membership base to about 15,000 members. Once the membership base reached 15,000 members, and the Company had available the necessary working capital it expected to begin billing existing and any new members for services and to begin to actively implement its cross selling strategy to businesses. No revenue has been earned from the Cupid’s Web business. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

As of June 30, 2005, the Company has substantially reduced its business activity, has accumulated losses totaling $3,254,167 and had a working capital deficiency of $20,138. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can acquire a business and recommence commercial operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.

In April 2005, the Company's shareholders approved a plan to reorganize the Company by:

1.	A 3-old for 1-new consolidation of its common shares;
2.	Approving the change of the Company's name to Valcent Products Inc.;
3.	Approving the Company's new 2004 U.S. Stock Option Plan;
4.	Approving the amendment of the Company's existing Incentive Stock Option Plan;
5.	Consenting to the issuance of common shares to settle outstanding liabilities;
6.
Subject to completion of due diligence and entering into formal documentation, the acquisition of a licence to certain proprietary technology owned by an arms-length, third party for up to 20,000,000 post-consolidation common shares;

7.	Approving a private placement of convertible notes for up to US $1.5 million, simultaneous with the closing of the acquisition of the licence.

As of June 30, 2005, items 1 through 5 above have been completed and items 6 and 7 were completed subsequently.

Applicable U.S. generally accepted auditing standards would have required the Company’s auditors to include an explanatory paragraph in their Auditors’ Report on the March 31, 2005 consolidated financial statements stating that existing conditions raise substantial doubt about the Company’s ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2005 and there can be no assurance that management’s plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

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Results of Operations for the Years Ended March 31, 2005 and March 31, 2004

For the years ended March 31, 2005 and March 31, 2004, the Company had a Loss from continued operations of $45,694 and $25,886, respectively.

Operating Expenses

Until March 24, 2004, the Company continued its Internet operations with an interactive dating service called Cupid’s Web. Cupid’s Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2004. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG and since that time has been pursuing other opportunities.

The Company expended $45,694 in 2005 and $24,932 in 2004 for general expenses primarily related to corporate operations. The expenses were composed of items related to maintaining the Company’s status as a reporting public company, compliance matters, reporting to shareholders and in the professional fees preparing for the restructuring of the Company.

Amounts paid to or accrued to related parties for rent and management were consistent with recent historical amounts.

Other Income and Expenses

There were no reportable amounts.

Net Loss and Net Loss Per Share

The reported loss of $0.01 or $0.00 per share in 2005 were consistent with historically reported amounts of $23,647 or $0.00 per share in 2004.

Results of Operations for the 3 months ended June 30, 2005 and June 30, 2004

The Company expended $16,797 in 2005 and $9,705 in 2004 for general expenses primarily related to corporate operations. The expenses were composed of items related to maintaining the Company’s status as a reporting public company, compliance matters, reporting to shareholders and in the professional fees preparing for the restructuring of the Company.

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Subsequent to June 30, 2005 the Company completed a licensing agreement whereby it has acquired the exclusive worldwide marketing rights to certain products developed by MK Enterprises LLC and included the following:

Skincare System

The skincare system is a personal hygiene product designed to facilitate action of skin cleansers lifting deep-seated impurities locked in skin pores; exfoliate the surface of the epidermis; improve the transfer of skin nutrients from epidermal creams; increase blood circulation and open blood vessels in applied areas; stimulate the body’s natural processes to speed healing & boost immunity, enhance collagen formation/repair, and delay/minimize the skin’s natural tendency to wrinkle. The technology utilizes specific frequencies of ultrasonic vibrations and interchangeable attachments to achieve the desired results. The system is compact, self-contained and powered by a rechargeable battery, much like an ultrasonic toothbrush. The skincare system is provided with disposable pads that easily snap onto the application head. It can be used with water or with any cleaning soap that is intended for facial use. It will be sold with special soaps/cleansers/creams designed to maximize the desirable effects. Initial trials show that the system has a very positive impact, not only on skin beauty, but also on factors related to skin health.

The Duster

Connecting to standard vacuum cleaners, the duster is a unique and versatile multi-purpose dusting and cleaning (non-motorized) vacuum attachment that specializes in blinds and shutters. The duster is ergonomically designed and functions proficiently with a sophisticated dual impeller system. The negative air pressure creates a powerful rotation of a soft statically charged brush system. The dust particles on the long fibers of the brush rotate with the brush and travel to the inside of a cover where the brush fibers hit a receptacle, knocking the dust particles free from the brush and allowing them to be sucked up the vacuum hose. The brush material is such that it develops a slight electrostatic charge as it rotates, working similar to an electromagnet. Unlike most or all other dusters, the duster removes the dust particles from the environment rather than displacing them into the air. Specializing in Venetian-type blinds, the duster is also a very efficient, labor-saving way to clean items that have difficult, uneven and/or textured surfaces like computer keyboards, piano keys, lampshades, chandeliers, picture frames, TV and computer screens, vehicle dashboards etc.

The Garden Kit

The garden kit is designed to take advantage of the Licensor's proprietary Plant Tissue Culture (“PTC”) and offers, direct to the consumer, an easy to use kit featuring plants not readily available in the marketplace. The PTC process allows select plants to be replicated without genetic manipulation thus these plants are of superior quality with guaranteed traits and have significantly improved life span.

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The Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares, of which 10,041,317 have been issued and the balance reserved for issuance, pay a $125,000 U.S. license fee, pay costs related to the development of the products since March 17, 2005 and royalties as to $10 U.S. per Skincare System unit sold, $2 U.S. per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 per year also beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 U.S. per year.

In conjunction with the master license agreement the Company also engaged the services of MK Enterprises LLC to consult on the development of the products for $156,000 US per year plus a relocation allowance of $8,000.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at June 30, 2005, the Company had accumulated losses totaling $3,254,167. The Company had a working capital deficit of $20,138 as at June 30, 2005. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company's ability to continue as a going concern.

As at March 31, 2005 the Company had cash and term deposits of $222 and a working capital deficit of $237,950.

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Valcent Products Inc. [formerly Nettron.com, Inc.]
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
Quarter Ended
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss (Income) from operations	$16,442	13,659	10,597	9,661	11,777	2,837	7,401	8,497
Loss (Income) from continued operations	$16,797	16,873	10,038	9,078	9,705	2,837	7,401	8,497
Net (Income) loss per Canadian GAAP	$16,797	16,873	10,038	9,078	9,705	1,342	7,401	9,992
Loss (Income) per share from continued operations	$0	0	0	0	0	0	0	0

Share capital	$3,234,029	2,999,420	2,999,420	2,999,420	2,999,420	2,999,420	2,999,420	2,999,420
Common shares issued	3,750,125	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374
Weighted average shares outstanding	3,750,125	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	6,715,374	6,715,374
Total Assets	$723	936	926	705	5,883	2,059	9,346	12,419
Net assets (liabilities)	$(20,138)	(237,950)	(222,196)	(211,040)	(201,961)	(192,256)	(192,199)	(184,798)

Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

Subsequent to June 30, 2005, to finance the purchase of the license agreement and to provide working capital for its development the Company has issued $1,500,000 U.S. in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 US in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at

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$0.50 U.S. for three years and one class B warrant which will entitle him to purchase an additional common shares at $0.75 U.S. for three years. The holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 U.S. The Company may, subject to notice provisions and the common shares trading above $1.50 U.S. per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest. In conjunction with this financing the Company has paid a finders fees of 10% of the gross proceeds in cash, 500,000 common shares, 300,000 finders A warrants whereby the holders shall have the right to purchase 300,0000 common shares at $0.50 U.S. per share for three years and 500,000 finders B warrants whereby the holders shall have the right to purchase 500,0000 common shares at $0.75 U.S. per share for three years.

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

Our Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company’s Ability To Continue As A Going Concern

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company’s Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

There Is Only A Limited Market For Our Common Shares

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

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Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

No contractual arrangements exist.

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.